12g3-2(b) File No. 82 –4965

mobistar

03 MAR 28 AM 7:21



Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

28 February 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

SUPPL

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

PROCESSED
MAY 20 2003
THOMSON FINANCIAL

Yours sincerely,



Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 5/3



2002 results: Mobistar outperformed its profitability objectives
- Brussels, 27 February 2003 -

- **Confirming its excellent results for the first half, Mobistar ended the financial year 2002 with a substantial profit. Indeed the Group has announced a net annual consolidated profit of 102.4 million euros, as against a net loss of 30.5 million euros in 2001.**
- **Mobistar has confirmed the strong performance of its mobile business, announcing a net profit of 114.5 million euros for this activity, as against a profit of 0.5 million euros the previous year. Results for the fix/data business have strongly improved: the net loss amounts to 12.1 million euros, as against a net loss of 30.9 million euros in 2001, in other words an improvement of 60.8%.**
- **Total turnover for the Mobistar Group has passed the billion-euro mark, at 1.034 billion. Consolidated revenue stands at 997.5 million euros, in other words an increase of 15.2%. Revenue for the mobile business has grown by 14.3%, and now stands at 927.8 million euros. Revenue for the fix/data business has risen by 29.9% to 74.7 million euros.**
- **The ARPU (Average Revenue Per User) has shown an increase, with positive growth both for the prepaid and contract users. For 2002 as a whole, Mobistar announced an average ARPU of 33.5 euros per month per active customer.**
- **Consolidated EBITDA (Earnings Before Interest, Taxation, Depreciation and Amortisation) has shown a rise of 104.8% to 316.8 million euros. The consolidated EBITDA margin (as a % of the service revenues) is 33.5%. The EBITDA margin for the mobile business has reached 35.7%, against 23,4% in 2001. The EBITDA margin for fix/data business is also positive, at 4.2%.**
- **Market penetration of mobile telephony in Belgium reached more than 78% by the end of December 2002. In 2002, the number of active Mobistar customers increased from 2,163,970 to 2,305,390, a growth of 6.5% in one year, faster than the market as a whole (+3.4%). In terms of active customers, Mobistar has thus managed to increase its market share up to 32%.**
- **In 2002, Mobistar generated a consolidated free operating cash flow of 144 million euros, which allowed to reduce its net debt from 861 to 717 million euros, a reduction of nearly 17%.**
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Mobistar (*Euronext Brussels: MOBB*) has just announced its results for the financial year ending 31st December 2002. Confirming its excellent results for the first half-year, Mobistar ended 2002 with a substantial net profit and free operating cash flow. **Increase in market share** In 2002, the penetration of the Belgian market for mobile telephony caught up with the European average. With over 8.1 million SIM cards in circulation, the rate of GSM penetration in our country today exceeds 78%. In this market, where the number of active customers has increased by 3.4% compared with the previous year, Mobistar has fared even better, since its number of active customers amounts to 2,305,390, an increase of 6.5% in a year. As such Mobistar has been able to strengthen its position on the Belgian market. According to our calculations, Mobistar's market share of active customers has grown from 31% to 32% over the year ending 31st December 2002. The distribution of active customers between prepaid cards and contracts remains stable, with prepaid cards accounting for 70% and contracts for 30%. Since the introduction of mobile number portability, at 1st October 2002, Mobistar has been confirmed as a major winner in this latest important stage in the implementation of liberalisation. During the first three months of portability, Mobistar was the only operator announcing a positive net balance with almost 19,000 new customers added thanks to portability. **Rising turnover** Consolidated revenue is up 15.2%, rising from 865.8 million euros to 997.5 million euros. The turnover for mobile business, which represents 93% of the total consolidated revenue, has grown by 14.3%, from 811.3 million euros to 927.8 million euros. Revenue for Fixed Line and Data business has seen an increase of 29.9%, growing from 57.5 million euros to 74.7 million euros. The ARPU (Average Revenue Per User) has continued to grow, reaching 33.5 euros per month per active customer. This improvement in ARPU can be seen both for prepaid cards (at 16.6 euros per customer) and for contracts (at 62.4 euros). Mobistar's Mobile Data business now accounts for a larger share of the revenue than it did in previous years. In total, revenue generated by mobile data transmission represents, for the year 2002, 12.5% of the Group's service revenues, or 4.2 euros per month per active customer, which is in line with forecasts. SMS still represents a big part of this business: in December 2002, over 79 million SMS were sent by Mobistar customers. Mobistar has also pursued a very dynamic policy of developing value-added SMS applications, such as the downloading of logos and ring tones for GSM, voting by SMS and even

games. Mobistar can now offer a full service by putting colour onto its WAP site and by offering its residential customers an offer based on GPRS technology. **Profitability all down the line** In its consolidated accounts, the Mobistar Group announced an EBITDA of 316.8 million euros or 33.5% of service revenues. This figure represents an increase in the EBITDA of 104.8%. At the end of 2002, the Mobistar Group announced a net profit of 102.4 million euros as against a net loss of 30.5 million euros at the end of 2001. By doing so, Mobistar has shown to have kept its promises. Net earnings per share are 1.64 euros, an increase of 14 euro cents on the figure forecast of November last year. This profitability has been achieved thanks to continued efforts aimed at gaining new customers, increasing customer loyalty by providing services that meet their expectations and thus encouraging customers to make increased use of their GSM for voice calls and other purposes. The combination of continuous growth, improved cost control and a targeted acquisition strategy have led to a marked improvement in operating profitability. To a great extent, the positive results that Mobistar has achieved are linked to strict expenditure control. In order to carry this out, Mobistar has implemented a major programme aimed at controlling costs: the Mobistar@Future programme consists of some forty specific initiatives undertaken in order to ensure profitability and to respect Mobistar's commitment to shareholders, while maintaining the position achieved in previous years in terms of network quality and customer satisfaction. Consolidated operating expenses, which were 865.1 million euros, rose to 879.5 million euros, in other words a nominal annual increase of 1.7% or almost nil in real terms. EBITDA in the mobile business has again shown a very positive growth, going from 173.8 million euros in 2001 to 313.7 million euros in 2002. In 2002 it represented 35.7% of turnover for mobile telephony. The very first net profit announced at the end of 2001 (0.5 million euros) has been amply confirmed a year later: as at end 2002, mobile business showed a net profit of 114.5 million euros. The contribution of Fixed line and Data business to the Mobistar Group's EBITDA became positive at the 3.1 million euros mark, as against a negative contribution of 19.2 million euros the previous year. This business shows a net negative result of 12.1 million euros, which represents a considerable improvement of 60.8% compared to a net loss of 30.9 million euros in 2001. **Mobistar Corporate Solutions** Last year, Mobistar reviewed its strategy for Mobistar Corporate Solutions, a subsidiary set up in 1999 in order to offer corporate customers a complete telecommunications solution. At the start of 2002, the Mobistar Corporate Solutions business focussed on mobile centric solutions. In the area of voice telephony, the Office Zone application, launched in 2000, continued to convince new companies to become Mobistar customers. Mobistar, which was the leading Belgian operator in 2001 and one of the first operators in Europe to launch GPRS applications for the business segment, has been very active in 2002 in this area: with numerous strategic partners (Telindus, Sybase, SAP, Ernst & Young, HP, PriceWaterhouseCooper and others), Mobistar has developed a whole range of solutions in the field of data communication on mobile applications, "mobilising" the applications that its customers are already using. Mobile Number portability was an important development for Mobistar Corporate Solutions. Indeed, from October onwards, Mobistar could offer companies that were customers of other operators the possibility of opting for Mobistar without changing their GSM number. This situation has been profitable for Mobistar which is, today, the only operator to announce a positive net balance for this operation. Number portability has removed a barrier that has lead many companies to start benefiting from Mobistar products and services. In October 2002, the number of contracts signed up in the Business sector increased by over 50 % compared with the same period in 2001. **Investment** Mobistar's capital expenditures went from 369.7 million euros in 2001 to 158.5 million euros in 2002, in other words a reduction of over 57%. Investments made in 2001 included the sum of 150 million euros for the acquisition of the UMTS licence. Excluding the acquisition of this licence, investment has decreased by 28%. Despite the difficulties in obtaining building permits, Mobistar pursues its policy of densification and improvement of its network. The number of cells deployed has gone from 5,874 at end 2001 to 6,586 at end 2002. Postponing the deployment of the UMTS for a year has enabled Mobistar to defer certain investments linked to the introduction of this technology. The extra time granted to mobile telephony operators should enable them to launch UMTS in Belgium under more favourable circumstances. However, this decision in no way questions the promising future of this technology. Another first, Mobistar's Free Operating Cash Flow became positive for the full year 2002: at the end of 2002, cash flow amounted to 143.8 million euros, compared with a negative free operating cash flow of 217 million euros at end 2001. The net debt of the Mobistar Group has dropped by 16.7%, going from 861 million euros to 717 million euros. **Forecasts** In a market that is reaching maturity with a penetration rate of more than 78%, Mobistar remains fully confident of the future of this sector and its growth potential. Mobistar's strategy in 2003 will be first and foremost to consolidate its market share in mobile voice telephony, a business that generates the bulk of Mobistar's income. Efforts to develop the quality and loyalty of its customer base will focus primarily on better understanding customer needs and improving the quality of the products and services offered to them. The first results

obtained thanks to mobile number portability are signs of this confidence. Mobistar is indeed the only operator in Belgium to have benefited from this new competitive dynamic. Mobistar will also benefit from the fact that voice communication is transferring more and more to mobile networks. This phenomenon should act as a spur to natural growth in terms of consumption for Mobistar customers in voice telephony. Mobistar believes that mobile data transmission and multimedia will constitute a growing source of revenue. It is in this spirit that Mobistar launched MMS (Multimedia Messaging Service) at the end of January 2003. This innovative application, which perfectly complements SMS, will give a new push to the growth of Data applications. Mobistar is also exploring other areas of growth, such as the development of machine-to-machine applications and banking applications, in collaboration with Banksys. With regard to UMTS, Mobistar now has a little more time to prepare the launch of this technology and related services. Considerable investment is required for the deployment of such a technology but the new timetable drawn up by the authorities will enable operators to better match such investment with the prospect of earlier potential revenues. Mobistar will continue to focus strongly on cost management and pursue its goals of improving operating efficiency, reducing its working capital requirements and optimising capital expenditure with the aim of further improving shareholder value. **Statutory Auditor's Report** *The auditor has confirmed that the accounting information in the press release does not give rise to any reservation on his part and corresponds to the consolidated financial accounts drawn up by the Board of Directors. In the auditor's report for the year 2002 an explanatory paragraph will be revised as follows: despite losses incurred during the start-up phase which have affected the company's financial situation, the financial accounts have been drawn up assuming that the company's activities continue. This assumption is justified only as long as the company has access to sources of financing. Brussels, 27 February 2003 Ernst & Young Reviseurs d'Entreprises S.C.C. (B 160) Statutory Auditor* **Financial timetable**

- Financial accounts made available to shareholders: 23rd April 2003
- General shareholders meeting: 7th May 2003
- Publication of results for 1st half-year 2003: end July 2003


mobistar

12g3-2(b) File No. 82 –4965

Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA

6 February 2003

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,



Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges



Summary of the Shareholding statement relating to Mobistar

In accordance with the applicable regulations, the shareholding statement was made by certain shareholders of Mobistar to the latter and the Banking and Finance Commission, and Mobistar forwarded the statement to Euronext.

The statement is made by Wirefree Services Belgium SA, Telindus Group , Cobema SA, CIPPAR SA, REGIO NV, WALLONIE TELECOMMUNICATIONS SA, GIMV NV, Bruficom SA, KBC Verzekeringen NV, KBC Bank NV, Gebema. Each of them is represented to the statement by Telindus Group.

This subsequent statement is made further to the sale of 495,000 shares in Mobistar by Wallonie Telecommunications.

The statement mentions, in accordance with the applicable regulations, which companies are bound to each other or have agreed to a concerted action in relation to their shares in Mobistar, within the meaning of the Belgian Financial Law.

The statement mentions that on 25 January 2003, based on Mobistar having issued 62,518,269 voting rights relating to its shares (the "Voting Rights") and 801,263 warrants potentially giving right to as many (801,263) Voting Rights:

- Wirefree Services Belgium SA holds 50.79 % of the Voting Rights;
- Telindus Group NV holds 4.67 % of the Voting Rights;
- Cobema SA holds 4.02 % of the Voting Rights;
- CIPPAR SA holds 2.73 % of the Voting Rights;
- REGIO NV holds 1.32 % of the Voting Rights;
- Cobema NV, CIPPAR SA and REGIO NV holds together, as bound companies, 8.07 % of the Voting Rights;
- WALLONIE TELECOMMUNICATIONS SA holds 2.56 % of the Voting Rights;
- GIMV NV holds 3.35 % of the Voting Rights;
- Bruficom SA holds 4.06 % of the Voting Rights;
- KCB Verzekeringen NV holds 0.96 % of the Voting Rights;
- Gebema NV holds 0.30 % of the Voting Rights;
- KBC Bank NV holds 0.32 % of the Voting Rights;

- KBC Verzekeringen NV, Gebema NV and KBC Bank NV hold together, as bound companies, 1.58 % of the Voting Rights;

- Cobema SA, WALLONIE TELECOMUNICATIONS SA, GIMV NV, CIPPAR SA, REGIO, KBC Bank NV, KBC Verzekeringen NV and Gebema hold together, as companies having agreed between them to a concerted action in relation to their shares in Mobistar, 15.56 % of the Voting Rights;

- Wirefree Services Belgium SA, Telindus Group SA, Cobema SA, WALLONIE TELECOMMUNICATIONS SA, GIMV NV, CIPPAR SA, Bruficom SA, KBC Verzekeringen NV, REGIO NV, Gebema NV, KBC Bank NV hold together, as companies having agreed between them to a concerted action in relation to their shares in Mobistar, 75.09 % of the Voting Rights.